Exhibit 12


 Acxiom Corporation                      May & Speh, Inc.
 301 Industrial Blvd.                    1501 Opus Place
 P.O. Box 2000                           Downers Grove, IL 60515-5713
 Conway, AR 72233-2000

 For more information, contact:          For more information, contact:

 Robert S. Bloom                         Eric Loughmiller
 Company Finance Leader                  Chief Financial Officer
 (501) 336-1321                          (630) 719-0432


                   ACXIOM(R) CORPORATION AND MAY & SPEH, INC.
                              COMPLETE MERGER

           CONWAY, AR AND DONWERS GROVE, IL, SEPTEMBER 17, 1998
 Acxiom(R) Corporation (Nasdaq:  ACXM) and May & Speh, Inc.
 (Nasdaq
 SPEH) today jointly announced completion of their merger. As a result of the merger, which became effective today following approval by the stockholders of each company, May & Speh will become a wholly-owned subsidiary of Acxiom. Stockholders of May & Speh will receive .8 of a share of Acxiom common stock for each share of May & Speh common stock held.

           May & Speh stockholders will be sent information explaining the procedures to be followed for exchanging their shares for shares of Acxiom common stock they are entitled to receive as a result of the merger. Also in connection with the merger, Acxiom has announced that it will be a co-obligor of the May & Speh 51/4% Senior Subordinated Notes due 2003.

           Charles D. Morgan, Chairman and Company Leader of Acxiom, commented, "The new company's joint resources are a very powerful combination. Our product and services offerings will be significantly enhanced when we marry Acxiom's data with May and Speh's analytical capability and the combined know-how of our two companies. We are very excited about the cost-saving and significant growth opportunities that the merger of the two companies will create."

           An organizational alignment plan has been developed and approved and will be phased in over the next several months. The new alignment, which will be effective and fully in place by April 1, 1999, will represent five Acxiom Divisions: International (headquartered in London) and Outsourcing (headquartered in Chicago), as well as Financial, Data Products, and Services (headquartered in Conway). The objective is to create maximum focus and synergy on the vertical industries, outsourcing opportunities and international development of the combined company.

           Acxiom provides a wide spectrum of data products, data integration services, and mailing list services, as well as data warehousing and decision support services to major U.S. and international firms. Founded in 1969, Acxiom is headquartered in Conway, Arkansas, with operations throughout the United States and in the United Kingdom and France.

           Founded in 1947, May & Speh is a leading provider of technology-based information management services with a focus on direct marketing services and information technology (IT) outsourcing services. The company's database marketing solutions help companies execute more profitable direct marketing and customer management programs. Services include strategic analysis and management; systems consulting; data warehouse design and management; modeling and analysis; and list processing. For companies looking to outsource all or part of their information systems operations, May & Speh provides IT services to support mainframe and mid-range (client/server) processing and network management.